Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

September 30, 2008

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2008.

Results of Operations – Changes in Net Assets

Net assets increased by $16,043,079 or 12.7% during the nine months ended September 30, 2008 to a total of $141,897,660. The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of $9,992,623 from the public offering completed on February 12, 2008. (See Note 5)

Forward-looking and Market Risk Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit. Assuming as a constant exchange rate, the rate which existed on September 30, 2008 of $1.0599 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately U.S. $3.24 per unit or Cdn. $3.43 per unit.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are gold, which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of GoldTrust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits. An increase in the value of the Canadian dollar relative to the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Summary of Quarterly Financial Information

	Quarter ended (in U.S. $)
	Sept. 30/08	June 30/08	Mar. 31/08	Dec. 31/07
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,173,384)	(482,311)	14,391,987	13,845,299
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$(7,362,696)	(736,716)	14,149,868	13,680,430
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$(1.72)	(0.17)	3.41	3.42

	Sept. 30/07	June 30/07	Mar. 31/07	Dec. 31/06
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,734,491	(1,696,895)	3,221,337	4,460,318
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,582,157	(1,846,639)	3,065,441	4,333,319
Net income (loss) per Unit inclusive of unrealized appreciation (depreciation) of holdings	$3.40	(0.46)	0.94	1.32

Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. Generally, GoldTrust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s actual revenues are a nominal percentage of its net assets. However, CICA Accounting Guideline 18 requires GoldTrust to record unrealized appreciation (depreciation) of holdings in income.

Net loss for the three months ended September 30, 2008 was $7.4 million compared to net income of $13.6 million for the comparative period in 2007. Net income for the nine months ended September 30, 2008 was $6,050,456 ($1.43 per unit) compared to $14,800,959 ($3.88 per unit) for the same period in 2007, after deducting expenses of $685,836 (2007: $457,974). Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets, and due to increased safekeeping, regulatory, filing and auditors fees. Audit and legal fees increased significantly as a result of costs incurred to comply with Sarbanes Oxley (SOX) 404 requirements and to amend GoldTrust’s Declaration of Trust.

Virtually all of the net income for the nine month period is represented by the unrealized appreciation of holdings, which is not distributable income.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.47% for the nine months ended September 30, 2008 compared to 0.48% for the same period in 2007. For the twelve months ended September 30, 2008, this expense ratio was 0.61% compared to 0.64% for the twelve months ended September 30, 2007.

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid. GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses. For the nine months ended September 30, 2008, GoldTrust’s cash reserves, including cash equivalents, increased by $934,980. The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 on page 6 of this interim report.

Future Accounting Policy Changes

In February 2008, the CICA announced that Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of 2011.  The Trust is currently in the process of analyzing differences between Canadian GAAP and the IFRS reporting standards in the development of its changeover plan.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s units in Canadian dollars.

The Trustees will consider from time to time the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

The Trust is advised that U.S. Investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust units.

This Report, dated October 28, 2008, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.